U.S. Securities and Exchange Commission
                   Washington, D.C.

1.  Name of Registrant:  Telephone & Data Systems, Inc.

2.  Name of person relying on exemption:  Strong Capital
Management, Inc.

3.  Address of person relying on exemption:  One Heritage
Reserve, P.O. Box 2936, Milwaukee, Wisconsin  53201

4. Written Materials: Attached are written materials submitted pursuant to Rule 14a-6(g)(1) [Section 240.14a-6(g)(1)]

                     [STRONG LOGO]

            Strong Capital Management, Inc.
      One Hundred Heritage Reserve - P.O. Box 2936 -
       Milwaukee, Wisconsin  53201 - (414) 359-3400

                     April 9, 1998

Dear Telephone and Data Systems Common Stockholder:

     We are writing to ask you to VOTE AGAINST ALL
PROPOSALS at Telephone and Data Systems, Inc.'s ("TDS")
April 27, 1998 Special Meeting.  TDS called this
Special Meeting to seek stockholder approval to reincorporate from Iowa to Delaware and also change the capital structure by creating three new classes of "Tracking Stock". We are Strong Capital Management,
Inc. ("Strong"), an independent investment management firm with over $32 billion under management. On the record date, March 16, 1998, we had discretionary authority over 602,450 shares of TDS Common Stock. On that date we also had discretionary authority over 2,125,000 shares of Aerial Communications and 1,471,366 shares of United States Cellular Corp., the two publicly-held subsidiary corporations of TDS. We have never before sought to influence a shareholder vote of a company, and do not view this effort as signaling a new activist mandate. We simply believe this matter so adversely affects the rights of our clients and other
Common Stockholders that our fiduciary duties lead us to pursue this course of action and share our concerns with you.

 WE MUST PRESERVE OUR FEW EXISTING STOCKHOLDER RIGHTS!

     We believe management carefully crafted their reincorporation proposal to maintain and enhance certain rights for the super-voting (10 votes per share) Series A Shares controlled by the Carlson family and the voting trust at the expense of the rights of holders of Common Stock. The Carlson family's and the voting trust's Series A Shares currently reflect an economic stake equal to about 10.8% of TDS and yet, due to the super-voting rights of the Series A Shares, control about 53% of the total voting power. This provides the Carlson family and the voting trust with effective control of the TDS board of directors. As a substantial stockholder in a company with a class of super-voting stock controlled by a management with a poor record of enhancing stockholder value, we are concerned about any loss or reduction of minority stockholder rights. We believe the determination by management to eliminate the class voting rights of the minority class of Common Stockholders is unacceptable.

 COMMON STOCK WILL LOSE CRITICAL CLASS VOTING RIGHTS!

     Class voting rights are the Common Stockholders only procedural control over extra-ordinary matters such as mergers. Currently, Common Stockholders have a right, voting as a class separate from the Series A
Shares, to approve or reject a merger (or share exchange) and the authorization of additional shares of stock which would vote together with the Common Stock on extraordinary matters. Under management's proposal, the Common Stockholders will no longer vote as a separate class on these matters but, rather, would vote together with the Series A Shares as a single class.
Because the Series A Shares would control over 50% of the total voting power of TDS, the Carlson family and the voting trust would have the ability to approve a merger, consolidation or dilutive stock issuance without the approval of a single holder of Common
Stock.

     WHY THE ELIMINATION OF CLASS VOTING RIGHTS IS
                     UNACCEPTABLE!

     If the proposal were to be approved, the Carlson family and voting trust Series A Shares could cause TDS to engage in the following transactions without the approval of a single holder Common Stock:

          Sale of TDS. The Carlson family and voting trust could cause TDS to be sold to a third party or to an affiliated party controlled by the family. The terms of such sale could be decided by the Series A Shares and could provide for different types of consideration (e.g., stock vs.
     cash) between Series A Shares and Common Shares.
     It is noteworthy that in their proposal, management has opted out of Delaware's control share statute which would provide protections to shareholders in the event of a sale of TDS to an affiliated entity. Management refused our request to reverse this "opt out".

          Reorganizations.  Many corporate
     reorganizations (including TDS's proposed Delaware reincorporation) are accomplished through a merger. By eliminating class voting, the Series A
     Shares could propose a subsequent reorganization or reincorporation that could further erode rights of Common Shares. For example, TDS could subsequently be reincorporated by merger in a different state and the new articles could eliminate rights such as (i) director representatives of Common Shareholders, and (ii) procedural protections to prevent abusive actions, such as actions without a shareholder meetings or the ability to call such meetings. (Please note that without the existing class voting rights, TDS could have effected the proposed Delaware reincorporation without the approval of any Common
     Stockholders.)

     The elimination of a class vote transfers increased control over TDS to the Carlson family and voting trust Series A Shares. Does the elimination of class voting on these matters transfer a "control" premium or some "value" from the Common Shares to the Series A Shares? We believe it does.

     Prior to the mailing of management's proxy statement, Strong held discussions with TDS representatives regarding numerous concerns we identified in management's proposal. As a result of these discussions, some changes were made to preserve certain existing rights. However, despite our efforts, management rejected our request to preserve the existing rights of Common Stockholders to vote as a separate class on mergers and other extraordinary transactions.

       THIS PROPOSAL ONLY GUARANTEES THE ABILITY
 OF THE SERIES A SHARES TO RETAIN PERPETUAL CONTROL OF
                         TDS!

     Under its present capital structure, many acquisitions have occurred through the issuance of additional shares of Common Stock. Even though the Series A Shares controlled by the Carlson family and voting trust presently control approximately 53% of the total outstanding votes, additional stock issuances would dilute such control and could have eventually eliminated it. Creation of the non-voting Tracking
Stock would enable TDS to finance acquisitions with non-voting shares thereby preventing any reduction in control by the Series A Shares. Accordingly, the Carlson family's and voting trust's relative economic stake in TDS could be further reduced without a loss of voting control and their interests further separated from those of the Common Shareholders.

   THE PROPOSAL DOES NOT ENHANCE SHAREHOLDER VALUE!

     Management asserts that the reason for the proposal is to enhance shareholder value. TDS shareholder value has suffered at the hands of existing management as the price of TDS Common Stock has lagged behind the stock of comparable companies. Such under-valuation will not be remedied by the proposed changes to TDS's capital structure. We believe the primary cause of the under-valuation of TDS is related to what has been referred to as the "Carlson control discount".
As noted, this transaction enhances that control and its associated risks. In addition, the bulk of the value of TDS resides within the United States Cellular and Aerial Communications subsidiaries. Subject to, among other things, the approval of the proposed reincorporation, TDS states that it intends to exchange shares of Tracking Stock for the outstanding common stock of United States Cellular and Aerial
Communications. Since tracking stocks do not convey ownership, they tend to trade at a discount from their peer group. We believe these discounts will prevent the transaction from enhancing shareholder value.

     The following chart compares the performance of the TDS Common Stock against a Peer Group Composite, a
Management Composite and the S&P 500, since December
17, 1997, the day before the announcement of management's proposal. The "Peer Group Composite" consists of those companies we believe are most comparable to TDS and which we believe should be used as its peer group (Airtouch Communications, Inc., Centennial Cellular Corp. Class A, Western Wireless
Corporation, Vanguard Cellular Systems Class A, 360
Communications Company and Powertel, Inc.).  The
"Management Composite" is comprised of the companies identified by TDS as its peer group in its April 18, 1997 proxy statement (Aliant Communications Inc.,
Alltel Corp, Cincinnati Bell Inc., Century Telephone
Enterprise, Citizens Utilities Series B, Frontier
Corp., Southern New England Telephone. We did not include C-TEC Corp. since it was subsequently split into Commonwealth Telephone Enterprises Inc., Cable
Michigan Inc. and RCN Corp. However, in lieu of C-TEC, these entities were included with 1/3 weightings.) We believe the Management Composite is not an appropriate peer group for TDS because it largely consists of smaller telephone companies. The Management Composite essentially ignores TDS's Ariel Communications and United States Cellular subsidiaries which account for approximately 80-85% of its market value and largely determines the direction of TDS's stock price.

               S&P 500      TDS Stock    Peer Group    Mgmt.Comp.
17-Dec-97      $100         $100         $100          $100
24-Dec-97      $96.611      $101.2346    $98.145       $100.8116
02-Jan-98      $101.0468    $100.6859    $102.4111     $101.8443
09-Jan-98      $96.1737     $99.5885     $102.0596     $104.8208
16-Jan-98      $99.6913     $99.3141     $107.2666     $108.4527
26-Jan-98      $99.2273     $99.5885     $107.6881     $109.4304
02-Feb-98      $103.8555    $99.0398     $110.8864     $112.308
09-Feb-98      $104.8959    $96.9822     $107.4226     $110.7486
17-Feb-98      $106.1861    $96.5706     $109.9075     $111.7218
24-Feb-98      $107.0286    $95.4733     $112.7728     $111.9905
03-Mar-98      $109.2929    $98.4911     $114.0325     $114.7197
10-Mar-98      $110.6162    $99.8628     $123.5702     $116.8126
17-Mar-98      $112.3418    $107.2702    $137.2149     $118.1205
24-Mar-98      $114.9749    $109.0535    $139.1454     $122.4859
31-Mar-98      $114.5938    $104.2524    $135.5985     $123.8156
07-Apr-98      $115.4551    $104.9383    $133.0775     $121.6551

     As you can see, the TDS stock initially surged on December 18th following management's announcement, but quickly returned to prior levels once the details of the proposal were disseminated and analyzed. We believe the graph demonstrates that the proposal will NOT enhance the value of TDS Common Stock.

               VOTE NO ON ALL PROPOSALS!

     Far from providing economic benefit to TDS Common
Stockholders, we believe this reincorporation will significantly hurt both the TDS Common Stockholders and ultimately investors in the subsidiary companies United
Stated Cellular Corp. and Aerial Communications Inc.
We therefore urge all Common Stockholders to JUST VOTE
NO! on the reincorporation proposals.

     Thank you for your time and consideration on this matter.

                                Very truly yours,

                                /s/ Richard T. Weiss

                                Richard T. Weiss
                                Portfolio Manager


For more information contact:  Ann Miletti or Richard
Weiss at (414) 359-3400.